SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number **1-9300**

Full title of the plan:

COCA-COLA ENTERPRISES INC.
MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.
2500 Windy Ridge Parkway, Atlanta, Georgia 30339

==

The Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following financial statements and consent of independent auditors are filed herewith as part of this annual report:

Audited financial statements:

-- Independent auditors' report on financial statements and supplementary schedules

-- Statements of net assets available for benefits, December 31, 2001

-- Statements of changes in net assets available for benefits, for the year ended December 31, 2001

-- Notes to the financial statements, December 31, 2001

Supplementary schedules:

-- Assets held for investment purposes, December 31, 2001

-- Reportable transactions, for the year ended December 31, 2001

Consent of Independent Auditors

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES INC.
MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By ______________________________
John R. Parker, Jr.
Member, Global Retirement Programs Committee

Date: June 26, 2002

COCA-COLA ENTERPRISES INC.

Matched Employee Savings and Investment Plan

Financial Statements
For the Year Ended December 31, 2001
Together with Independent Auditors' Report

COCA-COLA ENTERPRISES INC.

Matched Employee Savings and Investment Plan

Financial Statements and Schedules
For the Year Ended December 31, 2001

Table of Contents

BANKS, FINLEY,
WHITE & CO.
CERTIFIED PUBLIC ACCOUNTANTS

To the Global Retirement Programs Committee
Coca-Cola Enterprises Inc.
Atlanta, Georgia:

Independent Auditors' Report

We have audited the accompanying statement of net assets available for benefits of Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan as of December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Banks, Finley, White & Co.

June 7, 2002.

3504 East Main Street • College Park, Georgia 30337 • (404) 763-1002

COCA-COLA ENTERPRISES INC.
Matched Employee Savings and Investment Plan

Statement of Net Assets Available for Benefits
December 31, 2001

ASSETS

Cash Equivalents	$ 483,942
Investments	1,049,877,316
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,050,361,258

The accompanying notes are an integral part of the financial statements.

COCA-COLA ENTERPRISES INC.
Matched Employee Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Additions to net assets attributed to:	
Investment income:	
Dividend income	$ 9,394,346
Interest income	12,428,132
Total investment income	21,822,478
Contributions:	
Employer	27,120,793
Participants	72,792,074
Rollovers from other qualified plans	3,436,176
Total contributions	103,349,043
Total additions	125,171,521
Deductions from net assets attributed to:	
Distributions to Participants	80,687,399
Net depreciation in fair value of investments	91,901,664
Administrative expenses	589,212
Total deductions	173,178,275
Transfers:	
Net transfers from other plans and trusts	75,854,729
Net increase in net assets available for benefits	27,847,975
Prior period adjustment	(4,969,275)
Net assets available for benefits, beginning of year	1,027,482,558
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,050,361,258

The accompanying notes are an integral part of the financial statements.

COCA-COLA ENTERPRISES INC.
Matched Employee Savings and Investment Plan

Notes to Financial Statements
December 31, 2001

Note 1 - Description of Plan

General

The Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the "Plan"). is a defined contribution plan covering all non-bargaining employees of Coca-Cola Enterprises Inc. (the "Company"). The non-bargaining employees are eligible to participate in the Plan after 2 months of service. The election to contribute to the Plan by employees ("Participants") is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

The Plan allows Participants to contribute "Before Tax" and "After Tax" dollars. Before Tax contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act ("FICA") taxes. Before Tax (1% to 20% maximum) and After Tax (1% to 10% maximum) contributions are limited to 20% of eligible compensation, as defined under the Plan, subject to a certain limitations imposed by the Internal Revenue Code ("IRC"). All Participants are immediately 100% vested in their own contributions, employer matching contributions to the Plan, and earnings thereon. For 2001, under the IRC, the maximum Before Tax annual contribution amount was $10,500.

The Company contributes matching contributions on behalf of each active Participant in an amount equal to 50% of a Participant's Before Tax contribution up to 7% of the Participant's compensation. The Company's matching contributions are invested in the same manner as participant contributions.

Effective January 1, 2001, employees are eligible to receive matching contributions with respect to their Before Tax contributions made beginning with the first payroll date following the 12-month anniversary of the date they commenced employment. Previously, the Plan required that an employee have 1,000 hours of service in a 12-month period to be eligible for matching contributions.

Participants may borrow from their account balance subject to certain limitations. Participant loans may be taken from a combination of Before Tax, After Tax and Rollover Account balances.

All Participant contributions with matching Company contributions are paid to a trustee and are invested as directed. Participants may direct their contributions into any of the following investment funds:

Notes to the Financial Statements, Continued

Note 1 -Description of Plan, continued

Coca-Cola Enterprises Inc. Stock Fund - Common stock of Coca-Cola Enterprises Inc. with some moderate cash and or cash equivalent holdings for liquidity purposes.

50/50 Fund - Common stock of Coca-Cola Enterprises Inc. and The Coca-Cola Company with some moderate cash and or cash equivalent holdings for liquidity purposes.

Putnam International Growth Fund - Diversified portfolio composed mainly of stocks of companies located outside the United States.

Putnam International Voyager Fund - Diversified portfolio of stocks of small to midsize companies located outside the United States.

Putnam Investors Fund - Mainly blue chip stocks solicited from a broad range of industries.

Putnam OTC & Emerging Growth Fund - Stocks of small to midsize emerging growth companies, traded on the over-the-counter market and on national exchanges.

Putnam S&P 500 Index Fund - Composite list of 500 industrial, utility, and financial common stocks that comprise the S&P 500 Index.

UAM FMA Small Company Fund - Small-cap stocks in a diversified mix of industries that are consider to be undervalued.

The Putman Fund For Growth and Income - Attractively priced stocks of mature companies that offer long-term growth potential.

Primco Savings Fund - High quality fixed income securities (consisting of traditional but with the majority being synthetic Guaranteed Investment Contracts) with long term and no definite maturities.

Putnam Asset Allocation: Balanced Portfolio - Common stock of U. S. companies, corporate and government bonds, and common stock of foreign companies.

Also, included in the Plan is The Coca-Company Stock Fund which holds investments for former participants of related companies of The Coca-Cola Company whose same investment options were merged or transferred into the Plan. Participants are not allowed to contribute additional amounts to this fund nor transfer amounts into this fund from other investment funds.

Notes to the Financial Statements, Continued

Note 1 -Description of Plan, continued

Participants' Accounts

Participants' account balances are valued based upon the number of shares of each investment fund owned by the Participants. Units are revalued on a daily basis to reflect earnings and other transactions. Participants' accounts are updated on a daily basis to reflect transactions affecting account balances.

Interest, dividends and investment gains and losses of each investment fund are allocated to participant accounts in proportion to their investment in each fund at the time of allocation. Allocations are based on Participants' account earnings or account balances as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

Distribution to Participants

Distributions of account balances are made following retirement, termination, disability, or death of a Participant. Balances in excess of $5,000 may remain in the Plan, at the Participants choosing. The Participant or beneficiary can elect to have distributions made in a single lump-sum cash payment, in substantially equal annual or more frequent cash installments over a stated period of time, which does not exceed the life expectancy of the participant, or in shares of the Coca-Cola Enterprises Stock Fund and/or The Coca-Cola Company Stock Fund (if any) with residual and all other fund payouts in cash. Deferment to age 70 1/2 may also be elected.

Participants may make in-service withdrawals from their accounts for the amount of their After Tax contributions and related earnings or upon the attainment of age 59 1/2 or in the event of a hardship subject to the provisions of the Internal Revenue Code.

Administration

The Plan is administered by the Global Retirement Programs Committee (the "Committee") which, as administrator, has complete control of and sole discretion over the administration of the Plan. Some administrative expenses of the Plan were paid by the Company during 2001.

Participant Loans

Up to two loans are available to active employees with account balances in excess of $2,000. Each loan is secured by a Participant's account balance. The maximum loan amount allowed is the lesser of 50% of a Participant's account balance or $50,000 reduced by the Participant's highest outstanding loan balance within the last 12 month period.

Note 1 -Description of Plan, continued

Loans must be repaid over a period not to exceed 180 months for the purchase or construction of a participant's primary residence and for all other loans, over a period not to exceed 60 months. Loan repayments are credited among the investment funds in accordance with a Participant's most recent investment option election for contributions. Full prepayments are permitted and made directly to the Trustee by the participant.

The interest rate on loans is equal to the prime rate as stated in *The Wall Street Journal* on the second business day of the month in which the loan is requested.

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written approval from the Committee. In the event of termination, the Committee may either:

(a) continue the trust for as long as it considers advisable, or

(b) terminate the trust, pay all expenses from the trust fund, and direct the payment of Participants' account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Additional information about the Plan is available from the Company's Corporate Compensation & Benefits Department.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments

Short-term investment funds are stated at cost, which approximates fair value. Investments in common stock and mutual funds are determined at quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Participant loans are valued based

Note 2 - Summary of Significant Accounting Policies

upon remaining unpaid principal balance plus any accrued but unpaid interest.

The Guaranteed Investment Contracts, both traditional and synthetic, within the Primco Savings Fund are reported at contract value, which is equivalent to fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expense. The investment contracts are primarily fully-benefit responsive, which means Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted-average yield and crediting interest rates for the contracts were both approximately 6.03% for 2001.

Note 3 - Prior Period Adjustment

During the year ended December 31, 2001, a change was made to the net assets available for benefits of the Plan to correct excess investment income recorded for the year ended December 31, 2000. This adjustment decreased the Plan's net assets available for benefits at the beginning of the year, January 1, 2001, in the amount of $4,969,275.

Note 4 - Investments

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value (as determined by quoted market price) by $ (91,901,664) as follows:

Common stocks of	
Coca-Cola Enterprises Inc.	$ 1,004,568
The Coca-Cola Company	(36,788,734)
Common stock mutual funds	(37,832,103)
Collective common trust funds	(18,285,395)
Total Investments at Fair Value	$ (91,901,664)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, is as follows:

Common stocks of	
Coca-Cola Enterprises Inc.	$ 311,925,791
The Coca-Cola Company	$ 136,506,464
50/50 Fund	$ 176,261,164
Putnam Fund for Growth and Income	$ 66,229,933
Primco Savings Fund	$ 131,581,594

Notes to the Financial Statements, Continued

Note 5 - Transactions with Party-in-Interest

During 2001, the Plan had the following transactions relating to Company stock:

	Shares	Fair Value	Gains
Purchased	3,894,485	$ 69,015,798	-
Sold	3,325,670	$ 60,213,941	$ 2,358,092
Balance at End of Year	16,468,933	$ 311,925,791	-

Dividends earned by the Plan on common stock of the Company for the year amounted to $2,513,397.

Also during 2001, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value	Gains
Purchased	46,614	$ 2,148,478	-
Sold	330,923	$ 16,123,081	$ 11,539,931
Balance at End of Year	2,895,153	$ 136,506,464	-

Dividends earned by the Plan on common stock of The Coca-Cola Company for the year amounted to $1,793,406.

The Plan's Putnam International Growth Fund, Putnam International Voyager Fund, Putnam Investors Fund, Putnam OTC and Emerging Growth Fund, Putnam Fund for Growth and Income Putnam Asset Allocation, Balanced Portfolio Fund are managed by Putnam Investment Management, LLC. Putnam Fiduciary Trust Company is the Trustee as defined by the Plan and, therefore, the transactions in these funds qualify as party-in-interest.

Note 6 - Net Transfers From Other Plans and Trusts

Effective December 31, 2001, the Coca-Cola Bottling Company Salaried Employees' Savings Retirement Plan with fair market value of assets of $73,539,590, was merged into the Plan.

Effective December 31, 2001, the Coca-Cola Bottling Company Non-Bargaining Employees' Savings Retirement Plan with a fair market value of assets of $1,859,520, was merged into the Plan.

Effective September 1, 2001, the Coca-Cola Bottling Company of Harrisburg 401(k) Retirement Plan with fair market value of assets of $330,368, was merged into the Plan.

Effective April 1, 2001, the Trans Pecos 401(k) Plan, with fair market value of assets of $125,251, was merged into the Plan.

14

Notes to the Financial Statements, Continued

Note 6 - Net Transfers From Other Plans and Trusts, Continued

In accordance with Internal Revenue Code Section 401(a)(12), any post-merger benefits must be equal or greater than the benefits available if the Plans had terminated immediately before the merger.

Note 7 - Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986 (the "IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan obtained its latest determination letter on November 13, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

During 2000, the Company agreed to a Compliance Statement with the Internal Revenue Service (IRS), under the Voluntary Compliance Resolution Program (VCR), relating to operational defects in the administration of the Plan. The defects to be corrected, as identified by the Company, involved not adhering to certain terms of the Plan. The corrective action plan proposed by the Company was accepted by the IRS and incorporated as part of the Compliance Statement.

Pursuant to the Compliance Statement, during 2001 the Company contributed a total of $827,426 to applicable participants' accounts. Also, in connection with the Compliance Statement the Company made distributions in the amount of $1,967,852 from applicable participants' accounts.

COCA-COLA ENTERPRISES INC. MATCHED EMPLOYEE SAVINGS & INVESTMENT PLAN
EIN: 58-0503352 PN: 006

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
December 31, 2001

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or market value	(d) Cost	(e) Current value**
	Short-Term Investments:			
*	Putnam Fiduciary Trust	11,448,578 units of Cash Management Account	$ 11,448,578	$ 11,448,578
*	Putnam Pending Fund	736,606 units of Cash Management Account	736,606	736,606
	Total Short-Term Investments		12,185,184	12,185,184
	Common Stock:			
*	Coca-Cola Enterprises Inc.	16,468,933 shares of common stock	265,979,677	311,925,791
	The Coca-Cola Company	2,895,153 shares of common stock	39,007,975	136,506,464
	Total Common Stock		304,987,652	448,432,255
	Collective Common Trust and Common Stock Mutual Funds:			
	50/50 Fund	19,412,022 shares	189,828,501	176,261,164
*	Putnam Asset Allocation	5,098,459 shares	56,697,972	50,066,866
*	Putnam Fund for Growth and Income	3,729,933 shares	72,152,507	66,229,933
*	Putnam International Growth Fund	1,058,890 shares	25,364,541	21,124,859
*	Putnam International Voyager Fund	84,814 shares	1,511,068	1,383,303
*	Putnam Investor Fund	2,845,736 shares	39,888,195	33,181,279
*	Putnam OTC & Emerging Growth Fund	3,473,880 shares	57,202,638	26,575,181
*	Putnam S & P 500 Index Fund	692,810 shares	21,490,195	19,294,769
	UAM:FMA Small Company Fund	538,498 shares	9,361,534	9,967,591
	Total Collective Common Trust and Common Stock Mutual Funds		473,497,150	404,084,944
	Guaranteed Investment Contracts:			
	AETNA Life Insurance Co.	Contract #14619 Interest Rate - 5.60% to 6.23% Maturity Date - a synthetic guaranteed investment contract with no definite maturity date	5,294,051	5,294,051
	Allstate Life Insurance Co.	Contract #77019 Interest Rate - 6.15% Maturity Date - a synthetic guaranteed investment contract with no definite maturity date	8,136,899	9,514,452

COCA-COLA ENTERPRISES INC. MATCHED EMPLOYEE SAVINGS & INVESTMENT PLAN

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
December 31, 2001

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or market value	Cost	Current value**
Guaranteed Investment Contracts, continued:			
Allstate Life Insurance Co.	Contract #77162 Interest Rate - 6.12% Maturity Date - a synthetic guaranteed investment contract with no definite maturity date	$ 8,955,686	$ 9,195,409
Allstate Life Insurance Co.	Contract #GA-6308 Interest Rate - 7.09% Maturity Date - November 10, 2003	2,000,000	2,162,516
Bank of America NT & SA	Contract #99-044 Interest Rate - 5.96% Maturity Date - December 30, 2002	4,592,604	5,375,290
GE Life & Annuity Assurance Co.	Contract #GS-3412 Interest Rate - 7.45% Maturity Date - April 10, 2002	2,000,000	2,264,533
Chase Manhattan Bank	Contract #432175-IA Interest Rate - 7.77% Maturity Date - a synthetic guaranteed investment contract with no definite maturity date	4,000,000	10,399,302
JP Morgan Chase Bank	Contract #432175-ZA Interest Rate - 5.13% Maturity Date - a synthetic guaranteed investment contract with no definite maturity date	4,000,000	4,082,676
John Hancock Mutual Life	Contract #8857 Interest Rate - 4.09% Maturity Date - a synthetic guaranteed investment contract with no definite maturity date	3,240,713	4,024,556
John Hancock Mutual Life	Contract #8865 Interest Rate - 5.62% Maturity Date - May 1, 2007	7,000,000	9,139,870
Monumental Life Ins Co.	Contract #00185TR Interest Rate - 6.75% Maturity Date - a synthetic guaranteed investment contract with no definite maturity date	8,867,154	14,642,927
Monumental Life Ins Co.	Contract #00211TR Interest Rate - 6.04% Maturity Date - a synthetic guaranteed investment contract with no definite maturity date	1,826,276	1,449,295

COCA-COLA ENTERPRISES INC. MATCHED EMPLOYEE SAVINGS & INVESTMENT PLAN

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
December 31, 2001

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or market value	Cost	Current value**
Guaranteed Investment Contracts, continued:			
Monumental Life Ins Co.	Contract #00208FR Interest Rate - 7.21% Maturity Date - October 5, 2004	$ 2,000,000	$ 2,178,415
Prudential Life Insurance	Contract #10097-211 Interest Rate - 6.99% Maturity Date - November 30, 2005	2,000,000	2,149,725
Radobank Nederland	Contract #CCE0900001 Interest Rate - 6.5294% Maturity Date - a synthetic guaranteed investment contract with no definite maturity date	1,794,455	7,071,172
State Street Bank & Trust	Contract #97011 Interest Rate - 6.54% Maturity Date - a synthetic guaranteed investment contract with no definite maturity date	4,325,730	12,091,367
State Street Bank & Trust	Contract #98284 Interest Rate - 5.62% Maturity Date - a synthetic guaranteed investment contract with no definite maturity date	3,793,310	3,252,495
State Street Bank & Trust	Contract #99065 Interest Rate - 7.29% Maturity Date - a synthetic guaranteed investment contract with no definite maturity date	2,244,630	2,102,413
UBS AG	Contract #5008 Interest Rate - 6.44% Maturity Date - a synthetic guaranteed investment contract with no definate maturity date	12,208,743	13,742,552
Total Guaranteed Investment Contracts		88,280,251	120,133,017
Loans to Participants	Loans with interest rates ranging from 4% to 8.5%	N/A	65,525,857
Total Assets (Held at End of Year)		$ 878,950,237	$ 1,050,361,258

* Party-in-interest

** Current value is equivalent to contract value for all Guaranteed Investment Contracts

COCA-COLA ENTERPRISES INC.
Matched Employee Savings and Investment Plan

Schedule H, line 4j - Schedule of Reportable Transactions
For the year Ended December 31, 2001

(a) Identity of party involved	(b) Description of of asset (include interest rate and maturity in case of a loan	(c) Purchase Price	(d) Selling price	(e) Lease rental	(f) Expenses incurred with transaction	Cost of asset	(h) Current value of asset on transaction date	(i) New gain or (loss)

There were no category (i), (ii), (iii) or (iv) reportable transactions during the year ended December 31, 2001.

EXHIBIT - ___

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statement listed below of our report on the financial statements of Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan included in the Annual Report on Form 11-K of Coca-Cola Enterprises Inc. for the year ended December 31, 2001:

Registration Statement No. 333 – 90245 on Form S-8, dated November 3, 1999, as amended

Banks, Finley, White & Co.

BANKS, FINLEY, WHITE & CO.

Atlanta, Georgia
June 26, 2002